

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 3, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of UBS AG, under the Exchange Act of 1934.

- ETRACS Monthly Pay 1.5x Leveraged Mortgage REIT ETN due June 10, 2050
- ETRACS Monthly Pay 1.5x Leveraged Closed-End Fund Index ETN due June 10, 2050
- ETRACS Quarterly Pay 1.5x Leveraged Wells Fargo BDC Index ETN due June 10, 2050
- ETRACS Quarterly Pay 1.5x Leveraged Alerian MLP Index ETN due June 10, 2050

Sincerely,